Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is a press release that was issued by Shift Technologies, Inc. on September 10, 2020.

Shift to Add Three Senior Executives with Finance, Product, and Marketing Experience at leading companies to its Board of Directors

Victoria McInnis, Adam Nash, and Kellyn Kenny to strengthen company as it leverages consumer preference for online used car buying

SAN FRANCISCO, September 10, 2020 — Online used car marketplace Shift Technologies Inc. (“Shift”) today announced new additions to its planned public-company Board of Directors following the approval and completion of its pending merger with Insurance Acquisition Corporation (INSU). Victoria McInnis, Kellyn Kenny, and Adam Nash (who became a Director in May) will join Shift’s existing directors Emily Melton, Manish Patel, Jason Krikorian, as well as Shift’s Co-CEOs Toby Russell and George Arison on the Board. All three are former executives of global consumer companies including General Motors, Wealthfront, and Capital One.

“The addition of Victoria, Adam, and Kellyn is a huge win for Shift as each brings enormous talent, intelligence and breadth of experience at a critical time in our growth,” said Shift co-CEO George Arison. “We are particularly excited to continue to build a strong, diverse, and balanced board once we are a public company and leverage the huge market opportunity created by consumers’ growing preference for online car buying.”

"The addition of our new board members marks a new phase for us as a company, bringing together experienced leaders from diverse backgrounds to help lead us to further success," said Shift co-CEO Toby Russell.

Ms. McInnis is a long-time automotive industry senior executive. In her more than 20 years of leadership and broad operational roles at General Motors, McInnis earned a reputation as a change leader and champion of women’s professional growth. She brings deep financial expertise, having served as Vice President of Internal Audit and Chief Tax Officer at GM, in addition to serving as Audit Chair for VectoIQ, the special purpose acquisition company (SPAC) that recently completed its merger with zero-emissions truck company Nikola. Ms. McInnis earned a Juris Doctor degree and her Bachelor’s Degree from the University of Western Ontario, and an MBA from the University of Windsor.

Mr. Nash is a CEO and product leader, investor, and speaker who is a recognized visionary in the development of products that delight consumers. Adam previously served as CEO and COO of Wealthfront, where he championed the creation of a new category of automated investment services, growing assets under management from less than $100 million to more than $4 billion. As Vice President of Product at Dropbox, he led the teams responsible for strategy and management of products that served more than 600 million users. He also served as Vice President of Product at LinkedIn, responsible for user experience, growth, search, and mobile. Mr. Nash holds an MBA from the Harvard University School of Business and B.S. and M.S. degrees in computer science from Stanford University.

Ms. Kenny is a transformational marketing leader with a reputation for accelerating growth inside some of the world's most iconic consumer brands including Hilton, Microsoft, Uber, as well as Capital One, a leading used car purchase lender. Most recently, she served as Global CMO for Hilton Worldwide where her teams work across 18 trading brands, 120 countries, and over 100 million loyalty members led to Hilton's largest annual growth on record. She has extensive expertise in hyper-local marketplace advertising, the virtuous-cycle of building a loyal customer base, and the network effects of scaled regional and national expansion. She places a premium on work-place culture, and diversity, inclusion, and belonging. She was a member of Hilton's Senior Leadership Group during 2018 and 2019 when Fortune named Hilton the #1 Best Place to Work in the US. Ms. Kenny earned an MBA from Northwestern University’s Kellogg School of Management and a B.A. in Economics from Colgate University.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

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